UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Pluristem Therapeutics Inc.
(Name of Issuer)
Common Stock, $0.00001 par value
(Title of Class of Securities)
72940R102
(CUSIP Number)
11/05/2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	72940R102

1	NAMES OF REPORTING PERSONS Bangor Holdings Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		4,064,286

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,064,286

WITH:	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,064,286

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	19.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO (Ltd.)

CUSIP No.	72940R102

1	NAMES OF REPORTING PERSONS Uri Heller

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel

	5	SOLE VOTING POWER

NUMBER OF

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,064,286

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH:	8	SHARED DISPOSITIVE POWER

4,064,286

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,064,286

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

19.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	72940R102

Item 1(a).	Name of Issuer:
Pluristem Therapeutics Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:
MATAM Advanced Technology Park
Building No. 20
Haifa, Israel 31905

Item 2(a).	Names of Persons Filing:
Bangor Holdings Ltd.

Uri Heller

Item 2(b).	Address of Principal Business Office or, if none, Residence:
The principal business address of Bangor Holdings Ltd., is located at Road Town, Tortola, Wickham’s Cay, British Virgin Islands.
The principal business address of Uri Heller is 22 Magal Savion, Israel 69629.

Item 2(c).	Citizenship:
Bangor Holdings Ltd., is a British Virgin Islands company.
Uri Heller is a citizen of Israel.

Item 2(d).	Title of Class of Securities:
Common Stock, par value $0.00001 per share.

Item 2(d).	CUSIP Number:
72940R102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable

Item 4.	Ownership:
(a) Amount beneficially owned: 2,196,429 shares of the Issuer’s common stock, and warrants to purchase 1,867,857 shares of the Issuer’s common stock.
(b) Percent of class: 19.4%
(c) Number of shares as to which the person has:

CUSIP No.	72940R102

(i)	Sole power to vote or direct the vote:	2,196,429 shares of the Issuer’s common stock, and warrants to purchase 1,867,857 shares of the Issuer’s common stock.

(ii)	Shared power to vote or direct the vote:

(iii)	Sole power to dispose or direct the disposition of:	2,196,429 shares of the Issuer’s common stock, and warrants to purchase 1,867,857 shares of the Issuer’s common stock.

(iv)	Shared power to dispose or direct the disposition of:
Bangor Holdings Ltd acquired 2,196,429 shares of Common Stock and warrants to purchase 1,867,857 shares of Common Stock, exercisable at an average price of $1.41 per share of Common Stock. Uri Heller may be deemed to control Bangor Holdings Ltd, and therefore may be deemed to share beneficial ownership of the shares and warrants with Bangor Holdings Ltd.
This Schedule 13G is being jointly filed by (i) Bangor Holdings Ltd., a British Virgin Islands company; and (iv) Uri Heller, the Beneficial Owner of Bangor Holdings Ltd.

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Not applicable.

Item 8.	Identification and Classification of Members of the Group:
Not applicable.

Item 9.	Notice of Dissolution of Group:
Not applicable.

Item 10.	Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Signature
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 12, 2010	Bangor Holdings Ltd.
	By:	/s/ Michael A. Barth
Michael A. Barth, Director

Uri Heller
/s/ Uri Heller
Uri Heller

CUSIP No.	72940R102
EXHIBIT INDEX

Exhibit A	Joint Filing Undertaking	Page 7

EXHIBIT A
JOINT FILING UNDERTAKING
The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.

Dated: July 12, 2010	Bangor Holdings Ltd.
	By:	/s/ Michael A. Barth
Michael A. Barth, Director

Uri Heller
/s/ Uri Heller
Uri Heller